Filed by CMB.TECH NV
Commission File No.: 001-36810
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Ltd.
Commission File No.: 000-29106

CMB.TECH NV & Golden Ocean Group Limited
Capital Markets Day Antwerp Presentation Transcript
April 24, 2025, 14:00PM
Alexander Saverys, CEO CMB.TECH
Welcome to our capital markets day. My name is Alexander Saverys, I am the CEO of CMB.TECH. I am joined today to present by my CFO Ludovic Saverys and Peder Simonsen, the CEO of Golden Ocean. We want to talk today about the proposed merger of CMB.TECH and Golden Ocean.  We will discuss the details of the proposed transaction. We will talk about the two companies and what it would look like if the two companies merge together, talk about the value. And then we'll zoom in on the various marine divisions of CMB.TECH, the business of CMB.TECH and Golden Ocean, talk about the markets and talk about what we do. At the end of the presentation, we will have time to answer questions.
Let me start by giving you a highlight of the proposed transaction, the proposed merger. What we are talking about is a stock for stock merger with CMB.TECH being the surviving entity.
CMB.TECH and Golden Ocean shareholders will own approximately 67% and 33%, excluding the treasury shares, of CMB.TECH after the merger.
The exchange ratio is 0.95 CMB.TECH shares for one share of Golden Ocean. That is based on a value of $15.23 for a share of CMB.TECH, and a value of $14.49 for a share of Golden Ocean. $14.49 is the same price as we paid to Hemen when we bought their shares in March of this year.
Exchange ratio could be adapted depending on share buybacks, share issuances or dividend distributions.
The company will operate as CMB.TECH NV, will be headquartered in Antwerp in Belgium and will have offices everywhere in the world in Europe, North America, Africa, Asia, including also Oslo.
We are, as CMB.TECH, listed today on NYSE, and Euronext Brussels.  That will continue. The Golden Ocean listings would disappear in New York and Oslo, but we would apply for a new listing of CMB.TECH on Oslo Børs.
The combined market CAP would be based on current values around $3.2 billion with a free float of close to 40%.
The path to close. As always, there are some regulatory approvals that need to be obtained, but the most important approval that we need to have is the approval of the shareholders of Golden Ocean at a special general meeting.

I want to highlight CMB.TECH today before the proposed merger, and then I will ask Peder to say a few words about Golden Ocean today. CMB.TECH today is a future proof maritime group with more than 160 ships in ownership.
Spread over 6 marine divisions, we have 40 crude oil tankers in our Euronav divison. We have 30 dry-bulk vessels in Bocimar, 16 chemical tankers in Bochem, 5 container vessels in Delphis, 67 offshore wind supply in Windcat and our smallest division is our workboat division with four ships. As you can see on the slide, already half of our fleet is either fitted with hydrogen and ammonia engines or is ready to be fuelled by hydrogen or ammonia.
The business model of CMB.TECH is very similar to the business model of Golden Ocean. We are a ship owner. We put assets on our balance sheet and lease them out, chartered them out to our customers.
We have added this slide with the numbers of the full year 2024. I'm not going to go into too much detail but just highlighting some numbers. Last year we made a net profit of $870 million that included quite a substantial amount of capital gains.
Without capital gains, we were at $200 million, our EBITDA was $500 million. We have a liquidity of $350 million, a contract backlog of $3 billion, an outstanding CapEx of $2.2 billion and the fair market value of our fleet today stands at $7.5 billion.
I like to hand it over to Peder to talk about Golden Ocean.
Peder Simonsen, CEO Golden Ocean
Thank you, Alex.
Firstly, I'd like to thank CMB.TECH and the team for a constructive process, I think agreeing on the term sheet which is subject to the to the conditions that you mentioned. Most importantly, the shareholder vote.
I think we are pleased with the result on behalf of our shareholders of $14.49 per share and look forward to continuing with the process.
Golden Ocean today we are the largest listed owner of large size dry-bulk vessels with a fleet of 91 ships, of which we have 59 Capesize and Newcastlemax vessels and 32 Kamsarmaxes and Panamax. We have an average age of around 7.5 years, which makes us a very modern fleet and fuel efficient fleet. We have scrubbers fitted on approximately 2/3 of our capes and approximately half of our total fleet.
We have a dual listing on New York, NASDAQ and Oslo with a market capital around $1.4 billion and very high trading volumes. Being listed on both the Russel 2000 index and other indices in both Oslo and New York. We are the only large listed owner of large Capesize vessels.

We have a financially robust balance sheet with average leverage on our balance sheet of over 37% on our backlogs and this gives us a very low cash break-even rate of around 13,800 across the fleet. This enables us to stay spot in the market that we have been in and also enables us to pay out sustainable dividends, which we have done over the past five years, aggregating 1.2 billion dollars.
We have had a full year result in 2024 of $223 million and this is based on 27,000 rates/achieved rates of Capesize vessels and around 15,500 for Kamsarmaxes and Panamaxes.
And as described in our Q4 report, we are now above in Q4 and in first half 2025 entering a very intense dry docking period, which will impact our results both in Q1 and onwards, as mentioned in our Q4 results.
Back to you Alex.
Alexander Saverys, CEO CMB.TECH
Thank you very much, Peder.
Let me zoom in now on how a combined CMB.TECH and Golden Ocean would look like.
We believe that we would make a leading diversified maritime group. Some numbers: a fleet of over 250 vessels. An average age of the fleet of six years. A fair market valuation of the fleet of a tick above $11 billion. An NAV of a combined company of close to $15 per share. We would have three listings, as I just mentioned, and if we would then zoom in on our fleet, you would see that the biggest change would happen in our dry bulk division, the combined Bocimar and Golden Ocean, where we would go up to 121 vessels, with the rest of the fleet remaining as it is.
What do we stand for at CMB.TECH?
First and foremost, we want to reward our shareholders by creating value. We want to create diverse, sustainable and high quality cash flows.
Secondly, our strategy is around the diversification and decarbonisation. We own a wide variety of different ship types and we want to power them with low carbon fuels, like hydrogen and ammonia.
We want to attract and inspire the best talents, our people and, last but not least, our clients are of course the beginning and the end of everything we do. We want to serve them with reliable and quality safe services.
Our family, the Saverys family, has been an anchor shareholder of CMB, an anchor shareholder of CMB.TECH and intends to be and stay a strong anchor shareholder in the new company.
When we talk about our strategy of diversification and decarbonisation, let's zoom in on diversification. Why do we believe in the power of diversification, contrary to being a pureplay company. We believe that it allows us to play the different cycles in different sectors and makes our company more robust to withstand the very volatile shipping markets. We are trying to show this via this example of the table that you can see on this slide where you can see the different order book to fleet ratios and the different shipping segments that the world is operating in.

For instance, today the order book to fleet in the tanker and dry bulk markets is very low. Today, the age profile of tankers and dry bulk vessels is very high. That combination we believe, is a very good moment to invest in the segment, because we are expecting that the balance between demand and supply will be in favour of better freight.
We will not invest in LNG ships or LPG ships or you will see later on in container vessels because we believe that the cycle there is totally past its peak and is going to go down. But as and when these segments will become attractive again, it will allow us to enter back into that market and then basically brings us to resilience.
Shipping is volatile, shipping is boom and bust, and what we need is a lot of legs to stand on, not only to survive the crisis, but also to seize opportunities. And we will do this by having a mix of spot exposure and time charter duration in our feet and we will increase it and decrease it depending on where we are in the cycle.
Last but not least, as our clients have already mentioned, you can see some of our clients which are here. We want to engage with our clients to offer them quality services across the board.
Modern fleet at the forefront of decarbonisation. Decarbonisation is the second pillar of our strategy. We believe that our customers need low carbon ships, need efficient vessels, and we have three types of decarbonisation.
The first one is the most easy one, is to operate a modern fleet, which burns less diesel and hence emits less CO2. The fleet of golden oceans is a very good example. It is a young fleet. It is best in class compared to the actual fleets that are on the water today.
A second strategy in the decarbonisation is to have vessels that are ready to be retrofitted to hydrogen or ammonia. They don't have the hydrogen engine yet, they don't have the ammonia engine yet, but they can be retrofitted as and when our customer would want to go for that and then last but not least, this is where most of our investment has gone so far is we are building ships that are capable of being powered by hydrogen and ammonia and the big advantage of that capability is that.
we can always shift back to diesel if hydrogen or ammonia would be not available or too expensive and you can see on our fleet that already a lot of our vessels are ticking the box of being fitted with ammonia and hydrogen. Even more vessels are ready to be retrofitted and the rest of the fleet is modern, is economic is efficient and definitely the Golden Ocean fleet is part of that.
Hydrogen and ammonia. I will not explain why we have chosen the two molecules, but we believe that these are the best molecules to decarbonise the industry. We have an 8-year track record of developing engines on hydrogen and ammonia, the hydrogen-powered ships are already sailing. They are already on the water since 2017 and we're adding ships every year.

The ammonia-powered engines and the ammonia-powered ships will only be ready this year with the first delivery beginning of next year in 2026. Then it will go very quickly because already next year in 2026 we will take delivery of nine ammonia-powered vessels.
For us it is part of a total strategy: building the ships, installing it with the right engines and then also supplying the molecules which we are sourcing from a variety of producers. Hydrogen and ammonia, they are at the core of our strategy.
Our strategy is supported, not only by the willingness of the management and the board of our company, but also by regulations. In 2024 and in 2025, the EU has started putting a tax and a price on greenhouse gases and CO2.
Two weeks ago, a major milestone was reached within the International Maritime Organisation to install a global tax on CO2. This was a huge landmark. If this MEPC-83 regulation is put into place this year in October, it still needs to be voted at the IMO, it will increase the cost of people that only burn diesel on board of their ships. It will make our business model even more attractive to our customers because we will be able to offer them a product which is not only green but also cheaper than diesel and that's ultimately what it's about.
We want to say a few words about value creation. Allow me to invite our CFO, Ludovic.
Ludovic Saverys, CFO CMB.TECH
Thanks, Alex, and good afternoon everybody. I'm Ludovic Saverys, I’m the group’s CFO. I just want to zoom in a little bit further as highlighted by Alex and Peder on the transaction itself. This transaction is a stock-for-stock merger. Everything started when CMB.TECH bought roughly 41% in Golden Ocean from Hemen Holdings in cash and we continued to increase our stake thereafter until 49.4%.
And then started negotiation with the boards to go for a stock-for-stock merger. The exchange ratio is key in this transaction. This is basically determining what the value is of CMB.TECH and what the value is of Golden Ocean and how many shares that the remaining shareholders, the free float in Golden Ocean, is going to receive in this surviving entity CMB.TECH NV.
The exchange ratio has been built based on two calculations: one is the value of Golden Ocean and there we have used the same price as CMB.TECH has bought the shares from Hemen Holdings: 14.49 dollar per share. In terms of calculation of CMB.TECH on the bottom line of the equation, we have done together with our financial advisor and the financial advisors from Golden Ocean and NAV of CMB.TECH, and we have come to the conclusion that the company is worth $15.23 dollars. How do we come about? We took the figures of the end of the first quarter balance sheet figures in terms of cash, debts, any tangible assets and then looked at two broker valuations.

Where golden Ocean chose 1 broker and CMB.TECH has chosen another broker, we have taken an arithmetic average of both and you can see on the left side basically as an example that the tanker side of CMB.TECH was valued at 3.2 billion, the dry-bulk 2.4 and then continuing on the various divisions in there. We came to an enterprise value of about $9 billion for CMB.TECH. We subtracted basically the $6.2 billion of debts, net debt, and debt-like items like the future CapEx, that you've seen on previous slides, where we still have the remaining instalments to be paid with the yards of 2.2, so that is included in the figure. We added the networking capital and came to an NAV of CMB.TECH of roughly $3 billion.
The value creation: we believe that combining both companies; apart from the diversification, decarbonisation and growth; I think being large, listed and diversified has an edge in today's capital markets. As a theoretical example, we've put in what the combined market caps could be at today's share pricing, ie 3.2 billion. We have highlighted that the eventual NAV basis, again on broker evaluation, is 14.9 dollars per share of the combined entity, basis on the extra shares being created for the Golden Ocean free float, we should actually put our NAV at 4.4 billion. So again we want to show this to all our stakeholders that we have a large fleet, a large NAV and a large listing and we want to then use that wisely to target opportunities in the markets whether it's on the S&P, newbuilding or other M&A transactions.
The free float 38.4%, apart from having as a strength in our company an anchor shareholder, with the Saverys family, we believe also that having a large free float and enjoying the high daily volume that Peder was mentioning on the Golden Ocean share, this will then be translated in the combined entity. This definitely will be a strong selling proposition of our combined group. The anchor shareholder we mentioned, I think a lot of people have asked about the dividends,
CMB.TECH has a fully discretionary dividend policy. We want to highlight here that in the capacity of CMB as a listed company for 104 years, we've had about 62.5% dividend payouts over the last 13 years we were listed, as CMB.TECH / Euronav, we've paid roughly $2 billion in dividends over the last 23 years, which is 45% of dividend payouts.
To summarise, in terms of value creation, a lot of the points we mentioned: we’re large, we're listed and we're diversified and we have 40% free float. This is key to our platform. We have more than 250 modern vessels and the modern part is extremely important. To look at decarbonisation in the various ways: it's super-eco, it’s having low carbon fuel optionality and also low carbon fuel fitted vessels in there with a big spot exposure on 2 very upcoming segments which is dry bulk, large dry bulk and tankers today. We believe that that spot exposure puts us well for an enjoyed market in the next 12 to 36 months. The resilience we mentioned being able to move cycle to cycle, asset class to assest class, is very important. The anchor shareholder with a long tradition in shipping and then last but not least: having an attractive financial profile. We have a low levered Golden Ocean, we have strong balance sheet with CMB.TECH. On a pro forma basis, 2024, we would have done a combined EBITDA of more than $1 billion, excluding capital gains, even though we believe that's also a core part of our business. We believe that it's a compelling value proposition for our shareholders and obviously are looking forward to engage further on that.
Alex

Alexander Saverys, CEO CMB.TECH
Thank you very much. We will end with talking about the various marine divisions, what we do and the markets. Let me start with a general overview. In shipping, we always look at supply and demand and on this slide you can see the five major shipping segments we are active in, what the demand side of things looks like today and what the supply side of things looks like. I will not go into all the details. But zooming in on tankers: even though we are expecting a slowdown in the global economy this year, we still see tonne mile positive demand. On the supply side, we've already mentioned it, there's a couple of slides that will follow where you will see the age of the fleet and the order book are very supportive for the story.
So in short, on tankers, we are positive. Now the exposure of our group today is we have 29 vessels on the spot market and 11 ships that are on charter. On dry bulk, and Peder will talk about the markets in a minute, the summary is that we see positive demand growth. It's slower, it's not as high as it was a couple of years ago, but we have some potential upside on demand if China stimulus programmes come in. On the supply side: an old fleet, a low orderbook, the same as with tankers. Again, in summary, we are positive on the outlook for dry bulk. We will there have, on a combined basis if the merger goes through, 112 spot vessels and nine ships that are on charter, that's three vessels that we have on charter to MOL in CMB.TECH and then there's six vessels that still have some charters running in Golden Ocean.
On the container side, the situation is different. We think that on the supply side we will see a lot of vessels coming into the market. We expect the Red Sea situation to gradually unwind itself, which is not so good for supply because vessels will be able to sail quicker towards Europe and will not have to go via Africa so more capacity will become available.
And on demand side, we have to be fair with everything which is happening out of the US, we expect the total container demand to go down and to be flat at best. The balance there will unfortunately be negative. Fortunately for our company, we have taken measures, the fleet of 5 vessels that we have are all on very long-term charters of 10 years and 15 years. So for us on the container side, it is positive. The market we think is going to be more difficult for the next one or two years.
On the chemical tanker side: it's a bit of more muted conclusion. We see a good order book to fleet, a good age profile, but we see demands being a little bit wobbly. The balance there is cautious.

And then last but not least, on offshore wind, we think that their momentum is picking up. We are seeing good demand for new projects, new offshore wind parks being installed definitely in Europe and on the supply side, the supply is relatively limited. We are positive for the outlook.
On the chemical side, I forgot to say, our spot exposure is quite limited. We have most of our vessels on time charter. Out of 16 vessels, 14 are chartered, 2 are operating in the pool and on offshore wind we have 24 spot vessels and 43 charter vessels.
A few words about the tanker market and Euronav. Today our fleet is 13 VLCCs and 18 Suezmaxes on the water. We have another five VLCCs and two Suezmaxes on order. You can see the results from our Q4 report that we did in Q4 and what we have fixed in Q1. I'm not going to dwell too much on that, but all in all our numbers are good and we are positive on the market outlook for tankers and we're positive because as you can see on this slide, our fleet is ageing.
For instance on Suezmaxes, by the year 2030, we will have more than 240 Suezmaxes that will be 20 years or older. And 20 years in shipping is usually the date of the full special service, usually the date where you decide to recycle your vessel. There are only 110 Suezmaxes that will come on the market by 2028. So if you combine the age profile with the low order book, we believe that is a very positive signal for the tanker trade.
Of course, the tanker trade is impacted by the global economy and as you know, there is a president in the United States who is imposing tariffs on the world and these tariffs will in all likelihood create uncertainty and will in all likelihood create a reduction in global GDP growth, and you can see here some of the latest numbers that are coming in terms of forecasting GDP, we will see a slowdown. Now oil demand is in a way linked to global GDP growth but not only. But what happens? And then you can see already now is that you can see that the price of oil is falling. What happens is that we are seeing supply of oil increasing. So with less demand and more supply, the price will even go down further and it will have two effects. The first effect is that we will buy more oil and store it, so inventories of oil are going to go up, which is usually for tanker markets a very good sign. And the second effect is that with prices that are lower, with the dollar which is deepening, which is not only a consequence of oil prices but of the global economy and what is happening now in the United States, you might actually see demand for oil going up. So these two drivers we believe will be very positive for the tanker story for the large tanker story. Additional upside comes from Russia and Iran sanctions. A lot of talks today about what to do with the Russian sanctions and what to do with Iran, but on both sides, if there would be any movement from the status quo, this could be beneficial for tankers. Just to give you an idea, if the sanctions on Iran would be more stringent, that would mean that more oil would have to be moved on conventional tankers out of other places. If the sanctions on Iran would become less stringent, if a peace-deal would be agreed, then you will see the old fleet of carrying Iranian oil disappear and will be replaced by convention tankers. So actually, Iran's story, in our view, can only be positive for the tanker market.
I’d like to hand it over to Peder, to talk about dry bulk.

Peder Simonsen, CEO Golden Ocean
Thank you, Alex. So, if the proposed merger is carried out as we expect, we will have a dry bulk fleet of over 120 vessels, of which 87 of them are modern Newcastlemax and Capesize ships. Roughly half of them will be scrubber fitted and 28 will have dual fuel ammonia engines or dual fuel ammonia ready engines.
To put that into perspective, if we look at the biggest players in the Capesize market, we will then be almost the top of the largest owners of Capesize ships. COSCO is the state-owned Chinese owner, so we will be by far the largest owner below that. And we will have, as you see, the youngest aged fleet among our peers here, with six years. And we will be the only one who are able to offer low carbon solutions to our customers at this scale.
And I think, as announced by CMB.TECH recently, we started to see that our customers are starting to pay for this kind of capacity. Now at least they have to continue with the recent announcement from IMO and rules that are now being put into votes on carbon tax and so on.
Looking at the overall markets for dry bulk and the large ships in particular, it looks very promising as Alex has mentioned. We have a supply side that has historically good visibility. We have a low order book. We have constrained shipyard capacity, filled up by container ships, LNG ships and tankers. And dry bulk ships are lowest in the pecking order and have the lowest profit margins for the shipyard.
We have an increased dry docking in the coming years, which is going to impact supply as well. I'll come back to you. On the demand side, I think we see demand being supported to a large extent on increased focus on quality of commodities and that would add to tonnes mile demand.  This will mainly come from Brazil and West Africa going into Asia.
And we see that the US turmoil on tax and tariffs has very marginal effect on the big large size dry bulk. The Capesizes have very few port calls, both loading or discharging in the US, so it's a marginal impact, although we do acknowledge that it impacts the sentiment with the turmoil that we’re in.
So looking at the order book, we have now an order book of around, just below 8% and we have new deliveries being offered earliest in 2028 and this is at very firm prices still, due to the reason I mentioned: shipyards are filling up with container orders and LNG orders. And Newcastlemaxes and Capesizes, they are fighting for the same shipyards as these big ships. So there's very little appetite to build these Newcastlemaxes and the shipyard capacity is still low.
Yeah, and also you see how the average age of the fleet is also increasing, due to the fact that we have a low order book for a long period and that we have a lot of ships being built in the period from 2009 to 2012. These are becoming older and older and this is also impacting the efficiency of the fleet on average.

This age distribution is also very interesting because a lot of the ships that were built in this period have some very low quality. We're talking about a combined fleet now in the group of modern eco-ships (very high fuel efficiency) and dual fuel capacity, while the bulk of the ships being built in this period are non-eco and are very fuel inefficient. They are also going to come into a period now with special surveys,
Both 10 and 15 year old special service and also 20 for some, which is going to be very expensive to be put through and with also a future pay back on those investments which is getting increasingly difficult, given the increased requirements on emissions performance. And I think looking ahead now, into 2030, we have about 40% of the fleet being above 20 years, which is pretty massive given the visibility we have on shipyard capacity.
As mentioned, dry docking capacity is going to increase now in 2025 to 2027 due to the fleet profile that we have. This is going to create problems for some owners, who need to spend a lot of money as mentioned in the ships to make them tradable. It's also going to take out capacity from the trading fleet.
We have an over proportional large share, around 25% each year in the next two years. And we also have limited capacity on repair yards. So we expect this is going to impact the fleet capacity in total, calculating between a 0.5 to 1% annually in reduced capacity.
Looking at the demand side, we have been through a change now in focus on the main commodities, the iron ore, the largest commodity that we’re trading, from volume to quality. We have a Chinese domestic production with the deteriorating quality - around 30% and falling - iron content in their iron ore and increasing requirements to both efficiency of production due to tight steel margins, but also due to increased focus on emissions in the steel industry. The lower quality ore you put in to produce the same amount of steel, the more ore you need to put in and the more coal you need to put into that mix to produce the same amount. So this is driving the interest for high quality ore.
So, and we also see that the iron ore prices are keeping up at a very high level. They have been dropping a little bit since in the economic turmoil that we've seen in the last couple of years, but it's now breaking through $100 again. And if you look at the break even rates on both existing large producers from Brazil and Australia, there are also new projects coming on. We expect a delivered China break even rate of that ore of around $50 per tonne, compared to the current prices of around $100, so it's still extremely profitable for the main miners to continue to produce. Sorry.
In addition, we have a lot of new capacity coming on stream. We have from West Africa; we have a new project from the Simandou region/mine which is going to add another 120 million tonnes for new capacity over the next two years, three years. We also have Brazil expanding with 5 to 10% in their iron ore and also new projects in Australia.
Of Brazil and Guinea (West Africa) is 3 times the sailing distance than Australia, which means that it's going to add massive new carrying demand for Capesize fleet. The Simandou mine is also very much influenced by the Chinese interests who seek this iron ore, this high quality iron ore, both from the ore side, owning interests in the mines, but also the infrastructure all the way out. So we do expect that all this ore will find its way on Capesize ships and into China.

In addition, on West Africa, we also have the bauxite, which has been a major growth factor for tonne-miles in the last couple of years. It has grown about 20% annually since 2017 and this is also with the same ownership constellation as in the iron ore mines. This is a Chinese interest, who need this for their booming EV industry and other renewable industry that they are growing massively in.
This bauxite trade has replaced Indonesia, which recently was the main exporter of bauxite which then was a Panamax or Supramax trade. So this massive growth, combined with the switch from Indonesia to West Africa, adding tonne-miles and a switch to Capesize has been a major driver for tonne-miles.
We estimate around 13% of the bauxite or bauxite representing around 13% of the global tonne miles for capes, which means that when we expect 5 to 10% growth over the next couple of years, that will add around 1 to 1.5% growth in tonne-mile demand for global Capesize fleet. So this is very significant.
In addition, we are positive. We still believe that the coal market will continue to grow and be sought after, that demand will be there. And also on the grains, we, as mentioned, do not see that the US tariffs and trade disruptions will impact this market massively. And grains normally follow the GDP growth very closely, which we expect to continue to grow in the next years.
So, in sum, It's historically visible and the transparent supply side. We have order books that are at historically low levels, we have constrained yard capacity and we have dry docking really impacting the supply side. On the demand side, it's more about tonne-mile drives and this is driven by the cycle quality on iron ore, which will then be found in Brazil and West Africa going forward. So, all in all, we are very positive towards the market.
Alexander Saverys, CEO CMB.TECH
Thank you, Peder. I'll wrap it with our three last divisions. This will not take too much time because I think I've already mentioned quite a lot. On the container side, I'm not going to repeat what I already said, just highlighting a little bit on the low carbon and decarbonisation angle of things.
On the tankers we will get our first ammonia-ready vessels next year in 2026, on the dry bulk side it is the same. For dry bulk we've signed 4 agreements: three with MOL, one with Fortescue on ammonia-fitted vessels.
On the container side we've signed one agreement already a while ago. The ship will deliver next year and will be a huge milestone. It's a 15-year contract with a customer that wants the ammonia capability and then will also pay for it. I think that's very important.

On container markets, we will always give you information going forward, but our exposure is relatively limited as already explained to you.
Moving to the chemical tankers. Also there, not repeating what the market is like, but highlighting the six new newbuildings that we did with an end user with ammonia capability. We prove again that our technology not only is developed by ourselves, is being built by ourselves, but it's also now being used by an end user who wants to pay for it. So the last deal that we did with MOL chemical tankers is again a big landmark.
And then finishing off with beautiful picture, I think, of our CSOVs being built in Vietnam. You can see 2 are already afloat, 1 is painted, the other one not yet and there's one in the middle which is still being built. These will be our largest offshore wind supply vessels in the fleet of Windcat, which is part of CMB.TECH.
They will be fitted with hydrogen engines, but their smaller brothers and sisters, the CTVs are already on the water. And we indeed have a long-term contracts there already as well with customers that want that hydrogen capability.
You can see some more information here that we have put on the slide. I think the most important thing to say is that we are going forward with every new vessel that we are going to add to our fleet in Windcat with this hydrogen capability.
That sums up our business unit overview and our market overview, we would now like to go to the Q&A session. It will be in three parts. The first part is asking questions to people that are here in the audience physically. For people that are dialling in via teams or via phone, you can basically raise your hand if you want to ask the question, my colleagues Enya and Katrien will then call your name. You can then unmute yourself and ask your question. That will be after the first Q&A session that we do here live. If you're dialling in with your phone, you need to dial *5 to raise your hand, and then when you are called it's *6 to unmute. And then last but not least, if you're not here in this room, if you're not dialling in with teams over the phone, you can also ask the question via the chat via teams and we will answer that at the end.
So I would like to call Ludovic and Peder with me here in front and ask people here in the audience whether you have any questions.
Kristof Samoy
Yes, good afternoon and thank you for the presentation. Alexander maybe on the strategic rationale of the deal. Can you explain how, you know, the merger can be instrumental or a catalyst in concluding long term charters for vessels.
Alexander Saverys, CEO CMB.TECH
Yes, so the total fleet of Capesizes and Newcastlemaxes, because, as you know, all of  Golden Ocean is Capesizes and Newcastlemaxes, and there's also a portion of Panamaxes. But by far the fleet is skewed towards the Capes and the Newcastlemaxes is about 2000 ships. We will now control, as you can see, about 90 vessels. You can say that in percentage terms, that's a small amount. But in terms of overall fleet, as you can see in the ranking, we become one of the major players there. Now how does that fit into our strategy? We want to engage with all the customers, the Golden Ocean customers, the Bocimar customers, to see whether we can help them out today by replacing their older tonnage with more modern tonnage, step one.

Help them out tomorrow with ordering new ammonia fuelled vessels that give them the optionality and also the certainty that they decarbonise when new regulations come into play.
It is at that moment, that we will be talking about longer term contracts as we did with the 2 customers that we've signed deals with recently. So we think that the scale that we're bringing with Golden Ocean will accelerate possibilities for us to engage with our customers and to sign longer term deals.
Ludovic Saverys, CFO CMB.TECH
And Kristof, basically you have a one-stop-shop. I mean, I think with CMB.TECH we had 28 Newcastemaxes, super-eco ammonia-ready and ammonia-fitted. But then suddenly in one go you add 60 vessels that are super modern when we saw the young fleet. And as any energy transition, you can offer the three things they want: super modern diesel, optionality with ammonia, but then also the fitted ones in terms of new vessels.
Kristof Samoy
You mentioned the dividend and you said you received a lot of questions. Do you have targets in mind for a total backlog for the combined group that you want to go to? And then if so, could you say something that in terms of we have a backlog of this amount, or we feel comfortable managing the company or the loan to value of this amount. Can you give us some insights on this already or not?
Ludovic Saverys, CFO CMB.TECH
We've mentioned resilience a couple of times. Resilience for us is having long term contracts at the right moments with a good return. Which on the one hand can lower your cap break even on your spot ships, you can feel more comfortable that you have spot exposure. And so there the more long term contracts we can do at the right rates, Kristof, that's great, but not at any price. Today we're very happy to be in spot on tankers, in spot on Newcastlemaxes and Capesizes, because on most of the vessels, we don't see the right price point.
So specific targets of increasing our contract backlog, we don't have, but if the deal's right and the economics are right, we'll do it. And there, definitely, the younger vessels, the more modern vessels tend to have a preference for long term contracts.
In terms of dividend payouts, we have a fully discretionary policy which we're going to keep. We are a company in a transition as well. We are growing and I would say becoming stronger. It is going to depend from balance sheets, new projects and opportunities we see. Thereafter, I think what we have tried to show is that in our respective companies we've paid a lot of dividends and hopefully we can continue to pay. Pinpointing specific metric on earnings per share or at what time we're going to do it if we have a contract backlog of, y we're not going to do it.

Kristof Samoy
CMB as the holding company, the holding still has operating dry bulk vessels, could we assume that in the foreseeable future that we can see some kind of transaction where they will be combined in the same entity?
Alexander Saverys, CEO CMB.TECH
That is not a topic under discussion right now. If there would be, then it would only be on the modern tonnage. As you know CMB.TECH only has tonnage which is very modern and we want to stick to that. The CMB holding company, we still have some older tonnage, which probably doesn't fit into CMB.TECH’s.
Ludovic Saverys, CFO CMB.TECH
And I think in terms of the transaction, it’s the same as we had on the Euronav transaction, there's independent committees that will approve, you know, the commercial management. Because obviously we will commercially manage both fleets, but then there's a pooling system with some points that keep kind of an objective way of managing ships.
Kristof Samoy
Thank you.
Alexander Saverys, CEO CMB.TECH
Yes.
Robbe Vandegehuchte
The approval of the GO shareholders, when is it exactly? Do we have any dates? And in what length is that a formality?
Ludovic Saverys, CFO CMB.TECH
We've mentioned in the press release and then term sheet, which will be published tonight as well on our SEC filings from CMB.TECH, is that we're trying to do it as quick as we can. But we need to go through some regulatory approvals. There is a merger agreement that still needs to be signed, which is making the contract binding, subject to AGM. There is some regulatory filing in the SEC, we will need to have a kind of prospectus, an F4, which has some time to go to the SEC approvals and once those documents have been approved by the boards by the SEC, there will be a shareholder votes.
That is relatively swift and we are targeting July, if everything goes well, to have the shareholder votes on the Golden Ocean side.
Maybe good to point out, when there's questions, whether it's live or virtual via teams, that maybe introduce yourself very quickly, that makes it easier for us to answer some questions.

Kristof Samoy
A question for Golden Ocean, the alternative fuel capabilities that you have fitted or ready as of today, is it always ammonia?
Peder Simonsen, CEO Golden Ocean
No, Golden Ocean, today doesn’t have dual fuel capacity.
So it is so-called dual fuel ready on some of the most modern ships. But in general, we have a large fleet of eco-ships, young ships, but with the traditional conventional fuel.
Alexander Saverys, CEO CMB.TECH
If there's no further questions in the live audience, I think we can go to people online and I'm going to hand it over to my colleagues.
Enya Derkinderen
So the first one is Frode Morkedal, Frode you can now unmute and ask your question.
Frode Mørkedal
Hi, this is Frode Morkedal from Clarksons Platou Securities the first question I had is on the Golden Ocean integration. If you can shed some light on that, are there any synergies, maybe cost synergies, you think could result here?
Alexander Saverys, CEO CMB.TECH
No, no meaningful synergies. I think if you followed us back in the Euronav file, we've been quite public that we don't really believe that there's any meaningful synergies by combining 2 shipping entities. I think for us the biggest advantage of the combination of the two companies, apart from everything that we just highlighted, is the strength of the combined balance sheet, the liquid listing and the fact that we are more resilient in shipping cycles and that we can seize more opportunities.
Frode Mørkedal
OK, fair enough. Second question I had is on this global tax from 2028. Do you have any figures on the impact on that, for example, on the capes, I see you have a lot of ammonia-ready and by 2028, do you think to benefit from that? And how can you, basically, avoid the tax in the future? If you could talk about that, do you have any details?
Alexander Savery, CEO CMB.TECH
The first point is, you have to understand that the IMO tax is going to be a tax on the greenhouse gas content of your fuel. I'm trying to explain this in simple terms. It is not because you will slow down your ship and emit less CO2, that you will be able to avoid the tax. You will effectively have to add on board of your ship a low carbon fuel. Which you can blend with your diesel fuel or a totally low carbon fuel like green ammonia. So it's the greenhouse gas content of the fuel which will be looked at in order to determine the penalty.

What we're doing today, the whole fleet of the world, to comply with a similar regulation in Europe, is to use a bit of biofuels. So we add a bit of biofuels, true biofuels, in order to comply. If you don't do that, you need to pay a tax. So the fleet, as from 2028, that will fall under the IMO Regulation - which is basically the whole global fleet of big, deep sea going vessels including our Capesizes - the only ways to comply will either be to pay the tax or to burn green ammonia or other very low carbon fuels. That will be the only ways.
Now to your question of numbers. It's a question we are analysing internally, thus I don't want to throw around numbers here. We have done a detailed study on the FuelEU Maritime effects, we are now doing a more profound study on MEPC 83 –on the IMO - and we hope to share that with you in a in a next call so that you can see the dynamics. But it will be quite significant because as you can see, the thresholds that have been put are quite high in terms of tax per tonne of C2, we're talking $100, which is equivalent to $300.00 per tonne of diesel. And $380.00, which is the most stringent level, which is way above $1,000 per tonne of fuel, if you don't comply. The reduction levels are quite steep as well. It starts in 2028 and then it goes down very fast towards 2014, but I would like to revert to you with more detailed numbers on that. What the effect would be on an annual basis per Capesize that complies and that of course doesn't comply, because we want to be the ones that comply and be able to help our customers with the good solution.
Frode Mørkedal
Okay. Thank you, guys.
Enya Derkinderen
The next one that can ask a question is Quirijn Mulder. You can now unmute and ask your question please.
Mulder, Q.G. (Quirijn)
Good afternoon, everyone. A couple of questions from my side. Can you give me an idea about your CapEx in the coming years? And also related to some refurbishing or rehaul of the vessels with regard to Golden Ocean‘s dry bulk, maybe some extra investments related to the fleet there, for the dual fuel?
Can you also give me an idea about the breakdown of your revenues you are looking at, if you take the fleet last year for example, and what you look at for 2025 for example? My third question, my final question: In 2004, the previous CMB/Bocimar, they decided to split the company into three parts: Euronav, EXMAR and CMB, and now we are 20 years further and you're returning that policy of 20 years ago to create a new conglomerate. Is there anything changed in your view? I know the family's the same but that's maybe a question on how you look at the past in fact, and on the decision taken in 2004.
Ludovic Saverys, CFO CMB.TECH
Great. I'll start with the CapEx.

As stated in our Q4 confirmation figures, we have roughly $2.2 billion worth of CapEx outstanding. If you want to have an easy calculation, I think in the investor presentation we share a detailed breakdown of when the ships deliver, it's roughly 900 to $1 billion every trading 12 months. So, this is what we currently have. All of them are fully financed. So, I would say on all the ships that are currently on order, it is credit committee approved financing between 60% and 75% leverage on those.
There are still 9 ships that remain to be unfinanced, but we received term sheets but not yet credit committee approved. But these are the six chemical tankers with MOL and the three dry bulk vessels with MOL. They have 10-year charters, so this is actually quite easy to finance. In terms of actual equity on a 12-month basis, you need to allocate about $200-250 million of equities to continue to fund that $1 billion per 12 months CapEx.
In terms of retrofits in the CMB.TECH fleet, that is relatively minimal. Also on the older tonnage, we do not foresee to retrofit on all the tonnage. I would say five years and older to get the ammonia capability, but that's just on our side. I don’t know on the Golden Ocean side.
Peder Simonsen
Thank you. I think the reason that we don't have dual fuel capacity on our fleet right now is because of the cost involved for retrofitting. So far, we have not found it attractive. When it comes to Capex and renewal or maintenance of the fleet, we have a massive dry-docking program, now drydocking over half of our Capesize fleet from Q4 until Q2 this year. Which we believe is a good timing to do. And so they are up to the high standard, but not to full capacity.
Ludovic Saverys, CFO CMB.TECH
On the second point of the revenue breakdown, Quirijn, there I think it's probably easier on the Q4 presentation, we have roughly $1 billion of turnover. The majority are still crude tankers earnings, but there you see the open days, the fixed days which is quite easy to give a breakdown and if you want to have an actual figure then we'll follow up with Joris and myself to give you an actual breakdown. But in 2024, it’s still very much heavily crude oil tankers, but with the deliveries of a part of the 28 Newcastlemaxes, with the chemical tankers and the container vessels, Obviously, there is every month that passes, it increases the other than crude oil tanker revenue.
And our last question, Alex, maybe you can answer that.
Alexander Saverys, CEO CMB.TECH
That's a history, Quirijn. You've been following us for a very long time. So in 2003 we spun off Euronav from CMB. In 2004, we spun off EXMAR. Why are we bringing companies together and not following the pureplay model that was very much en vogue in 2004. The very easy question, very easy answer is: times have changed.
So we change as well. We don't believe in pureplay anymore. The world is changing. The world needs investments in new technologies, and we think it's best done in a diversified strong shipping company than in a pureplay as we did in 2004.

Mulder, Q.G. (Quirijn)
Thanks.
Enya Derkinderen
There are no people raising their hands anymore but we do have one question in the chatbox.
How do you expect to finance the 960 million 2025 newbuilding CapEx? Could the sale of the 25.8 million treasury shares be part of the solution, boosting share liquidity in the process?
Ludovic Saverys, CFO CMB.TECH
I think this part is already answered. I’ll repeat the question if you didn't hear: How we're going to finance the CapEx for 2025. Would that go for the same token 2026-2027 and even some early 2028.
There we have all the financing lined up. We typically do 60% to 75% financing on the vessels. Out of 900 million there's roughly 200-250 million that we intend to do by operational cash flow, so actual cash flow we make, and sale of vessels. You've seen in the last quarters that we continuously every quarter sell some of the older vessels to recycle that capital into the newbuilding programme.
On the treasury shares, I think at today's prices we've shown the combined pro forma NAV of 14.9 dollars. We do not intend to use shares and issue them at today's price below NAV, I think that's not accretive to shareholders. So hence the treasury shares are not an option today. I would think we're fully covered by the depths and the operational cash flow we have in our company.
Enya Derkinderen
Someone is raising their hand now, so I will let George unmute and ask their question.
Alexander Saverys, CEO CMB.TECH
Hi, George, can you hear us? You can unmute please.
Ludovic Saverys, CFO CMB.TECH
If you can’t unmute, maybe try the chat function. There's also a chat function to ask a question.
Alexander Saverys, CEO CMB.TECH
And if that is not possible, we are of course always available to answer your questions. Joris Daman, the head of our investor relations is there to answer your questions. You can contact him. We will share this presentation on our website.
I would like to thank everyone for having joined us on this Capital Markets Day, here in Antwerp, and people that joined in digitally. Looking forward to speaking to maybe some of you next week in Oslo where we will speak to our Norwegian friends. We’re hoping to see you again very soon. Thank you very much.

Disclaimer
Copies of this communication are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this communication and the distribution of this communication and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

This announcement is not a recommendation in favor of the proposed merger described herein. In connection with the proposed merger, CMB.TECH intends to file with the SEC a registration statement on Form F–4 that will include a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH and Golden Ocean also plan to file other relevant documents with the SEC regarding the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other relevant documents that CMB.TECH and Golden Ocean file with the SEC at the SEC’s website at www.sec.gov.

Forward-Looking Statements
Matters discussed in this communication may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH and Golden Ocean desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and they are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this communication are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, CMB.TECH and Golden Ocean’s management's examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond CMB.TECH or Golden Ocean’s control, there can be no assurance that CMB.TECH or Golden Ocean will achieve or accomplish these expectations, beliefs or projections.

You are cautioned not to place undue reliance on CMB.TECH’s and Golden Ocean’s forward-looking statements. These forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. Neither CMB.TECH nor Golden Ocean assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.